FRAN STOLLER Partner

345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

February 24, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.

Registration Statement on Form 10-12G

File No. 000-27436

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended Registration Statement on Form 10-12G (the “Amended Form 10”).

The Amended Form 10 is being filed to respond to the comments set forth in the Staff’s letter dated February 16, 2010 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form 10, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended Form 10.

Comment

Number	Response

General

1.	Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). Please note that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

We note the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and confirm our understanding that the Company’s reporting obligations commence March 15, 2010 notwithstanding resolution of all of the Staff’s comments.

Jeffrey P. Riedler

February 24, 2010

2.	Please file the warrant agreement for the warrants issued to Oxford Capital Financing in December of 2009.

The warrant issued to Oxford Capital Financing has been filed as Exhibit 4.3 to the Amended Form 10.

3.	Please file the Stock Purchase Agreement, dated December 8, 2009, as an exhibit to your registration statement, as required by Item 601(b)(10) of Regulation S-K.

The Stock Purchase Agreement, dated December 8, 2009, has been filed as Exhibit 10.13 to the Amended Form 10.

Business

Overview

4.	Please revise your disclosure to explain what a “depot formulation” is the first time you use this term.

The disclosure has been revised to explain that depot formulation refers to an injectible form of a drug with specified characteristics.

5.

In the first bullet point in this section, which provides a summary of Iloperidone (FanaptTM), please specify the remaining number of years for which you are entitled to a royalty on net sales of this product.

The first bullet point has been expanded to clarify the period during which the Company is entitled to royalties from sales of the approved oral formulation of Fanapt™.

Our Products

6.	We note your statement that the $7.6 million grant by the NIH is “in partial support of the second controlled Phase 3 study: and that you will require significant further capital, over and above the NIH grant, to support the development of Probuphine and ultimately bring it to market. Please disclose how much more money is needed for the second controlled Phase 3 study and, if practicable, provide an estimate of the additional funds needed to develop, test and obtain regulatory approval of Probuphine prior to commercialization.

The disclosure in the second paragraph beneath the table has been expanded to disclose the additional funds required to complete the referenced Phase 3 study, as well as an estimate of the additional funds the Company will need to complete the requisite manufacturing development, testing and regulatory approval process for commercialization of Probuphine. It also clarifies that further additional funds may be needed if the FDA requires further clinical testing prior to commercialization; however, the Company cannot estimate those potential costs at this point.

Jeffrey P. Riedler

February 24, 2010

7.	Please revise your discussion of the efficacy results of Probuphine. The revised discussion should be written in terms easily understood by readers with no scientific background, particularly since the discussion appears to serve as the basis for your statement that “Probuphine has been shown to be safe and effective in the three Phase 3 studies that have been completed to date.” By way of example only, and not as an exhaustive list, you should explain:

•	what a “re-treatment” safety trial is and how that differs from a pharmokinetic safety study;

•	what “top-line” results, primary and secondary endpoints are;

•	what “p values” are and their significance;

•	the meaning of “cumulative distribution function of % negative urines”;

•	the meaning of “difference in mean % negative urines”; and

•	the difference between “patient rated” and “physician rated”

The discussion of the efficacy results of Probuphine has been revised to make the disclosure more easily understandable by readers with no scientific background and certain information that was determined not to be material to such understanding has been removed.

Sponsored Research and License Agreements

8.	Please disclose the other material terms and conditions you are required to satisfy under the Sanofi-Aventis license agreement, apart from the royalty and milestone payments.

The disclosure in the second paragraph of this section has been expanded to clarify that the only other material condition that must be satisfied is continued diligent product development efforts, a standard provision for these types of agreements.

Jeffrey P. Riedler

February 24, 2010

9.	Please disclose the conditions regarding timely performance of product development activities that you must satisfy in order to retain your license rights to the technology relating to the continuous drug delivery system acquired from MIT. In addition, please disclose the material payment obligations that you owe to MIT under the MIT license, including a range of royalty payments and percentage of income from sublicenses.

The fifth paragraph of this section has been revised to remove the reference timely performance since all of those conditions are no longer applicable. The royalty rate and percentage of sublicense income has been included in the Amended Form 10.

Patents and Proprietary Rights

10.	Please expand your disclosure here to identify the specific jurisdictions covered by each of the foreign patents described. In addition, please provide the basis for your statement that the market exclusivity period for Fanapt may be extended until 2016 by the provisions of the Hatch-Waxman Act.

The disclosure on page 6 of the Amended Form 10 has been expanded in response to the Staff’s comment.

11.	With respect to the MIT license, please indicate which patents have expired and, to the extent material, include a discussion of the expiration of these patents in your risk factor captioned “We may be unable to protect our patents and proprietary rights” on page 10.

The disclosure on page 6 of the Amended Form 10 has been expanded to include the expiration dates of these patents. In addition, the risk factor referenced in the Staff’s Letter has been revised to include a comment on the MIT patent expiration as an example.

Government Regulation

12.	We note the second full paragraph on page 8 that begins “In May 2009, in recognition of the significant number ...,” does not appear to relate to the discussion of government regulation. Please move this paragraph to the section of your registration statement that deals with the compensation of your board of directors.

This paragraph was inadvertently copied into this section and has been removed from the Amended Form 10.

Jeffrey P. Riedler

February 24, 2010

Risk Factors

Our available capital is sufficient to fund our operations only through September 2010

13.	Please specify the amount of proceeds received from the December 2009 private placement, as well as the amount of the NIH grant, in order to give investors an idea of how much cash the company believes will be sufficient to last until September 2010. In addition, please provide an estimate of the amount of money needed to fully fund the Probuphine program.

The referenced risk factor has been expanded to include the information requested in the Staff’s Letter. Reference is made to our response to comment 6 above.

We may not be able to retain our key management and scientific personnel

14.	Please identify the executive management and scientific staff on whom you rely and disclose whether you have employment agreements with these individuals.

This risk factor has been expanded to include the identities of the individuals, as well as a statement that Titan has employment agreements with such individuals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

15.	Please revise your filing to include a table of contractual obligations. It appears that you have contractual obligations to pay minimum annual royalty payments for your sponsored research and license agreement with the University of Iowa Research Foundation and you disclose on page 15 that you have annual minimum license fees. In addition, you also entered into a financing agreement in December 2009 which has future interest, principal and payment fee obligations. Please disclose these obligations and any additional future obligations.

The table requested in the Staff’s Letter has been included on page 16 of the Amended Form 10.

Jeffrey P. Riedler

February 24, 2010

Liquidity and Capital Resources

16.	Please expand your disclosure here to discuss with more specificity the, “various agreements with research institutions, universities, and other entities” you have entered into, including the parties to, and the material terms of, each of these agreements. In addition, to the extent material, please file the agreements as exhibits to your registration statement.

As stated in the last sentence of the paragraph referenced in the Staff’s Letter, the Company’s commitments under its existing agreements aggregate only $100,000 over the next 12 months. The language referenced in the Staff’s Letter has been revised to reflect the only two material agreements to which the Company is a party and has any remaining obligations. There are no material agreements to which the Company is a party that have not been filed.

Overview

17.	With respect to your employee retention program, please disclose all modifications to existing severance provisions, including the increase in the severance periods.

The second paragraph of this section has been expanded to disclose the severance provision modifications that were part of the employee retention program.

Base Salaries

18.	Please disclose here the lump sum payments received by each of Dr. Rubin and Mr. Bhonsle in January 2009.

The third sentence of this paragraph has been revised to include the amounts of the executives’ lump sum severance payments.

Long-Term Equity Incentives

19.	We note your disclosure that the Compensation Committee considers the Radford Survey to determine the size and term of the stock option grants to named executive officers. Please disclose how the Committee applied the range of grants in the Radford Survey to determine the size and term of the option grants to the Titan executives and how the actual option grants to Titan executives compared to the grants in the Radford Survey.

The disclosure in the second paragraph of this section has been expanded to clarify that the compensation committee historically used the Radford Survey as a benchmark for executive option grants and that Titan’s grants generally fell within the 50-75% range outlined in the survey.

Jeffrey P. Riedler

February 24, 2010

20.	We note your statement that the determination of the fair market value of your option grants is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and the Use of Estimates.” However, it does not appear that this disclosure can be found in your registration statement. Please revise accordingly or advise.

This subsection has been included in the Amended Form 10 beginning on page 14.

Employment Agreements

21.	We note your disclosure that Dr. Rubin will receive no cash salary until the earlier of your receipt of iloperidone royalty payments or February 28, 2010, which you refer to as the “Trigger Date”. Similarly, we note your disclosure that Mr. Bhonsle is entitled to a cash salary of $200,000 per year until the Trigger Date. With respect to each of Dr. Rubin and Mr. Bhonsle, please disclose how their base salaries will change after the Trigger Date.

The Company has entered into amendment agreements with each of Mr. Bhonsle and Dr. Rubin and the disclosure has been revised to describe the terms of such amendments. In addition, the amendments have been filed as part of Exhibits 10.4 and 10.5 to the Amended Form 10.

Note 12. Stock Plans

22.	Please disclose the method used to estimate the expected volatility. Refer to paragraph (f)(2)(ii) of FASB ASC 718-10-50-2.

The disclosure referenced in the Staff’s Letter has been added to Note 12 to the Consolidated Financial Statements on page F-19 and Note 2 to the Condensed Consolidated Financial Statements on page F-30 of the Amended Form 10.

Exhibit 23.1

23	The auditor’s consent references an audit report dated November 20, 2009 yet the audit report included in the Form 10 is dated January 13, 2010. Please revise to correct this inconsistency.

A new auditor’s consent has been filed as Exhibit 23.1 to the Amended Form 10 reflecting the correct audit report date.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner